UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Broadcasting rights of football	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION

As of today, December 13, 2021, Telefónica Audiovisual Digital, S.A.U. ("Telefónica") has been provisionally awarded the exclusive broadcasting rights of five (5) matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica will have the 1st pick in 18 matchdays of each season and 2nd pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).

Likewise, it has been awarded the exclusive broadcasting rights of three (3) matchdays, which contain ten (10) matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six (6) first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).

The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the National Commission of Markets and Competition ("CNMC") lifting or modifying the resolution that limits Telefónica the maximum duration of the contracts for the acquisition of sports rights (Expte. VC/0612/14).

The award has been made at an identical price of 520 million euros for each of the seasons, which represents a reduction around 7% over the current cost per matchday.

Telefónica will take the necessary steps so that Movistar+ customers continue to access 100% of LaLiga matches and thus be able to enjoy the entire football offer, which also includes the UEFA Champions League for which Telefónica has the rights until 2024.

The award is subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, within 20 working days from the provisional award.

Madrid, December 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 13, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors